Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The common stock of Stericycle, Inc. (“we,” “our,” or “us”) is the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following is a description of the material terms of our common stock. The description is qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended (our “Certificate of Incorporation”), and our amended and restated bylaws (our “Bylaws”) and the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”). Our Certificate of Incorporation and our Bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019.

General

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Dividends

Holders of common stock are entitled to receive dividends out of funds legally available, when and if declared by our board of directors, subject to the rights of preferred stock which may from time to time be outstanding. We may pay dividends in cash, property or securities.

Voting Rights

Holders of common stock have the exclusive power to vote on all matters presented to our stockholders unless the DGCL or the certificate of designation for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on certain matters. Each holder of common stock is entitled to one vote per share. Holders of common stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director.

Other Rights

If we voluntarily or involuntarily liquidate, dissolve, or wind up our business, holders of common stock will receive pro rata, according to the shares held by them, any remaining assets able to be distributed to our stockholders after we have provided for the liquidation preference of any outstanding shares of preferred stock. The holders of shares of our common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Anti-Takeover Provisions Contained in Our Certificate of Incorporation and Our Bylaws

Certain provisions of our Certificate of Incorporation and our Bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

Pursuant to our Certificate of Incorporation, the ability of our board of directors, without action by the stockholders, to issue up to 1,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholders Not Entitled to Cumulative Voting

Our Certificate of Incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than directors that any holders of our preferred stock may be entitled to elect.

The provisions of our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Stockholder Meetings

Our Certificate of Incorporation and our Bylaws provide that a special meeting of stockholders may be called only by (1) the chairman of the board or the president and chief executive officer, or by the secretary at the direction of the board of directors or (2) at the request of one or more stockholders of record who have continuously held as stockholders of record shares in a net long position representing in the aggregate at least 25.0% of our issued and outstanding shares of common stock for at least one year prior to the date of delivery of the special meeting request and that have complied with the other requirements set forth in our Bylaws.

Advance Notice and Proxy Access Provisions

Our Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders. This procedure provides that:

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the only persons who will be eligible for election as directors are persons who are nominated by or at the direction of the board of directors, or by a stockholder who has given timely written notice containing specified information to our Secretary prior to the meeting at which directors are to be elected; and

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the only business that may be conducted at an annual meeting is business that has been brought before the meeting by or at the direction of the board of directors, or by a stockholder who has given timely written notice to our Secretary of the stockholder’s intention to bring the business before the meeting.

In general, we must receive written notice of stockholder nominations to be made or business to be brought at an annual meeting no later than 90 calendar days nor earlier than 120 calendar days prior to the first anniversary of the date of the previous year’s annual meeting in order for the notice to be timely. The notice must contain information concerning (i) the nominees or the matters to be brought before the meeting and (ii) the stockholder submitting the proposal.

The purposes of requiring stockholders to give us advance notice of nominations and other business include the following:

•	to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business;
•	to the extent necessary or desirable by the board of directors, to inform stockholders and make recommendations about such qualifications or business; and

•	to provide a more orderly procedure for conducting meetings of stockholders.

Our Bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action. However, these provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. Our Bylaws may also deter a third party from soliciting proxies to approve its own proposal, without regard to whether consideration of the proposals might be harmful or beneficial to us and our stockholders.

In addition, our Bylaws contain “proxy access” provisions. Such provisions permit an eligible stockholder, or a group of up to 20 eligible stockholders, to nominate and include in our proxy materials director nominees constituting up to the greater of (i) two individuals or (ii) 20% of the board; provided that the nominating stockholder(s) and nominee(s) satisfy the requirements described in the Bylaws. To be considered eligible, a stockholder must have continuously held at least 3% of our outstanding shares of common stock for at least three years. The proxy access provisions may preclude certain stockholders from nominating director candidates, or certain director candidates from being properly nominated, in each case pursuant to our proxy access provisions.

Exclusive Forum

Our Bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery for the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee of ours arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against us or any director, officer or other employee of ours governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, it may have the effect of discouraging lawsuits against us or our directors and officers. The enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable.

Certain Anti-Takeover Provisions under Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an interested stockholder as a person who, together with its affiliates and associates, owns, or under certain circumstances has owned, within the prior three years, 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

EQ Shareowner Services serves as the transfer agent and registrar for the common stock.

Nasdaq Global Select Market Listing

Our outstanding shares of common stock are listed on the Nasdaq Global Select Market under the symbol “SRCL.”